09050007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

2008 DEC 11 AM 11:12
SEC / MR

DIVISION OF
TRADING AND MARKETS

Act 1934 Exchange Act
Section 15(a)
Rule —
Public Availability 11.20.08

November 20, 2008

Amal Aly, Esq.
Managing Director and
Associate General Counsel
Securities Industry and Financial Markets Association
360 Madison Avenue, 17th Floor
New York, NY 10017

Re: Request for No-Action Relief Relating to NYSE Rule 353(b) and NASD IM-2420-2

Dear Ms Aly:

Based on the facts and representations set forth in your letter dated November 19, 2008, the staff of the Division of Trading and Markets will not recommend enforcement action to the Commission under Section 15(a) of the Securities Exchange Act of 1934 against a retiring representative of a registered broker-dealer ("Firm") if the retiring representative, the Firm, and the receiving representative comply with the terms and conditions described in your letter, without the retiring representative maintaining his or her status as a registered associated person of the Firm upon retirement.

This staff position concerns enforcement action only and does not represent a legal conclusion regarding the applicability of the statutory or regulatory provisions of the federal securities laws. In addition, this position is based solely on the representations that you have made, and any different facts or circumstances might require a different response. Moreover, we express no view with respect to other questions the proposed activities may raise, including the applicability of any other federal or state laws or the applicability of any self-regulatory organization rules (including NYSE Rule 353(b) or NASD IM-2420-2).

Sincerely,

James L. Eastman
Chief Counsel

TO: Seretha Pearsall
Branch of Public Reference
Stop 0102, Room 2532 @ Station Place

Brian Johnson
Filer Support 2
Stop 1-4, Room 2531 @ Station Place

FROM: Ignacio Sandoval
Office of Chief Counsel
Division of Trading and Markets

RE: Recent Letters

DATE: December 8, 2008

Enclosed is a recent no-action letter issued by this office. Please make these letters publicly available in accordance with the provisions of 17 C.F.R. § 200.81.

Please call me at 551-5662, if you have any questions. Thank you.

Enclosure

SIFMA. – No-action relief regarding Section 15(a) of the Exchange Act

SIFMA
Securities Industry and Financial Markets Association

RECEIVED
2008 DEC 11 AM 11: 12
SEC / ...

November 19, 2008

James L. Eastman
Chief Counsel, Trading & Markets
U.S. Securities and Exchange Commission
100 F St. NE
Washington D.C. 20549

Re: Request for No Action Relief Relating to NYSE Rule 353(b) and NASD IM-2420-2

Dear Mr. Eastman:

The Securities Industry and Financial Markets Association ("SIFMA")[1] is writing to request that the staff of the Division of Trading and Markets advise us that the staff will not recommend Commission enforcement action under the Securities Exchange Act of 1934 (SEA) Section 15(a) against a retiring representative[2] of a registered broker dealer (Firm) based on the use of procedures described in this letter with respect to the circumstances by which a retiring representative may be compensated after the termination of employment for business done by or through his or her employer before the termination of employment.

The SEC Staff has issued three No Action letters in the past with respect to this topic.[3] In these letters, the Staff provided no action relief under Section 15(a) based on the described specific procedures with respect to permitting compensation to be paid to

[1] SIFMA brings together the shared interests of more than 650 securities firms, banks and asset managers. SIFMA's mission is to promote policies and practices that work to expand and perfect markets, foster the development of new products and services and create efficiencies for member firms, while preserving and enhancing the public's trust and confidence in the markets and the industry. SIFMA works to represent its members' interests locally and globally. It has offices in New York, Washington D.C. and London, and its associated firm, the Asian Securities Industry and Financial Markets Association, is based in Hong Kong.

[2] SIFMA suggests that the term "retiring representative" include not only those who retire from a member firm but also those who die unexpectedly, become totally disabled or leave the securities industry to the extent they also satisfy the length of service, length of experience and conduct requirements set forth herein. In the case of death of the retiring representative, the retiring representative's beneficiary designated in the written contract, or the retiring representative's estate if no beneficiary is so designated, may be the beneficiary of the respective firm's agreement with the deceased representative.

[3] See Securities and Exchange Commission No Action Letters Gruntal & Co., L.L.C. (October 14, 1998), Prudential Securities Incorporated Incoming Letter Dated September 14, 1994 (October 11, 1994), and Shearson Lehman Brothers Inc. (March 25, 1993). Any relief granted in response to this letter would not be applicable to compensation arrangements entered into prior to the date of this no action request.

retiring representatives. The purpose of this request for No Action relief is to update those three prior letters, and to describe the terms and conditions under which a Firm may pay compensation. These terms and conditions will be contained in a bona fide contract that provides for the payment of compensation to the retiring representative by the Firm.

Under New York Stock Exchange (NYSE) Rule 353(b), no registered representative or officer shall be compensated for business done by or through his employer after the termination of his employment except as may be permitted by the NYSE.[4]

The Financial Industry Regulatory Authority (FINRA), under its predecessor NASD, issued an interpretive memo, IM-2420-2, "Continuing Commissions Policy", which specifically permitted the payment of "continuing commissions" in connection with the sale of securities to a registered representative who "even after they cease to be employed by a member...provided bona fide contracts call for such payment." IM-2420-2 specifically prohibited retiring representatives who have entered into these contracts to solicit new business or open new accounts if they are not registered.

The Firm and the retiring representative must meet the following as it applies to each of them:

- The retiring representative must have been continuously employed by or otherwise associated with the Firm for a threshold minimum number of years, but not less than three years, as of the date of retirement of the retiring representative ("Retirement Date").[5] Alternatively, the retiring representative must have been continuously a member of a team for a threshold minimum number of years, but not less than three years, as of the Retirement Date, and that team must have been in continuous existence as part of that, and (if applicable) a prior, Firm for a threshold minimum number of years,[6] but not less than three years, as of the Retirement Date.

- The retiring representative must demonstrate that he/she has conducted himself/herself in a manner exhibiting appropriate standards of professional and ethical conduct, which will be determined by the Firm consistent with the following standards;

[4] NYSE Rule 353(b) has been incorporated into the FINRA rulebook. http://www.finra.org/web/groups/corp_comm/documents/rules_regs/p019440.pdf

[5] An exception to this length of service requirement will be made in the case where a retiring representative's employment terminates unexpectedly before the three year requirement due to death or total disability.

[6] A "team" is defined as the retiring representative and at least one other registered representative who have jointly serviced on a continuous basis for not less than three years, as of the Retirement Date, more than 50% of the account holders subject to the agreement between the Firm and the retiring representative.

- low incidence of investment-related customer complaints, arbitrations or litigation involving the retiring representative and either settled or decided for $25,000 or more during the three years prior to the Retirement Date;

- low incidence of pending investment-related complaints, arbitration or litigation during the three years prior to the Retirement Date;

- If a retiring representative has been named in investment-related complaints, arbitrations or litigation that have either been settled or decided for $25,000 or more during the three year period prior to the Retirement Date in order to be eligible the Firm must: (i) have investigated the complaints, arbitration and/or litigation, (ii) have determined that the retiring representative's conduct does not merit any disciplinary action, or being placed on special or heightened supervision, and (iii) have determined in the Firm's reasonable judgment that the retiring representative is not responsible for the conduct alleged in the complaints, litigation and/or arbitrations, or that they involved non-sales practice allegations.

- The retiring representative must not be subject to a statutory disqualification resulting from any action of, or proceeding brought by, the Securities and Exchange Commission or any self-regulatory organization for which the sanction is currently in effect (or was in effect during any part of the three years prior to the Retirement Date).

- The Firm must establish parameters for a reasonable time period, not to exceed five years, following retirement and a percentage scale (that is either fixed or decreases the percentage the retiring representative receives each year) regarding the sharing of commissions by the retiring representative and the receiving registered representative.[7]

- The retiring representative must not contact former clients for the purpose of soliciting such clients to enter into securities transactions, discussing any past, present, or future transactions with such former clients, or otherwise providing securities related services or advice to the extent the services or advice relates to transactions in securities. The retiring representative must acknowledge this limitation in writing.

- The retiring representative must comply, to the extent applicable, with federal and state securities statutes and regulations, all policies, procedures and rules of relevant regulatory and self-regulatory bodies, including, without limitation, the Securities and Exchange Commission, FINRA and the NYSE.

[7] The sharing of commissions will be limited to commissions derived from accounts held for continuing customers of the retiring representative regardless of whether customer funds or securities are added to the accounts during the period after retirement.

- The retiring representative must sever association with the Firm and with any municipal securities dealer, government securities dealer, investment adviser or investment company affiliates (except as may be required to maintain any licenses or registrations required by any state) and, is not permitted to be associated with any other broker, dealer, municipal securities dealer, government securities dealer, investment adviser or investment company, during the term of his or her agreement. The retiring representative also may not be associated with any bank, insurance company or insurance agency (affiliated with the Firm or otherwise) during the term of his or her agreement if the retiring representative's activities relate to effecting transactions in securities.

- The retiring representative must certify at least annually to the Firm that he/she has adhered to the requirements and conditions of the agreement.

- The Firm must contact a representative sample of the account holders including a significant set of high grossing customer accounts subject to the agreement at least annually to confirm that the retiring representative has not provided investment advice or solicited trades in securities in any way. For example, the Firm may contact annually: (i) holders of the top 10 highest grossing client accounts for that year; and (ii) holders of one-half of the next 25% highest grossing client accounts.

In addition to the agreement with the retiring representative, the Firm also may enter into an agreement with one or more receiving registered representatives of the Firm ("the receiving representative") who will service, and may receive compensation related to, the client accounts of the retiring representative. The retiring representative may recommend a receiving representative(s) but will not be personally compensated by the representative(s) for the referral. In all instances, the Firm shall approve the receiving representative. Prior to the Retirement Date, the Firm must inform the account holders of the applicable accounts in writing of the retiring representative's departure from the Firm and of the transfer of the applicable accounts to the receiving representative(s).[8]

The receiving representative must meet the following criteria:

- Except as provided below, the receiving representative must have been employed in the securities industry in a registered capacity for a minimum of three years as of the Retirement Date.

- Except as provided below, the receiving representative must have been continuously affiliated with the Firm in a registered capacity for a minimum of one year as of the Retirement Date. This one year requirement can be reduced to

[8] In the event that the retiring representative is disabled or dies, the Retirement Date would be the date of disability or death of the representative. In such circumstances, the Firm shall notify clients of the departure or death of the representative and the transfer of the accounts to the receiving representative.

six months if the Firm has established a transition period whereby the retiring representative works with the receiving representative to jointly service the account holders who are subject to the agreement.

- If there is more than one receiving representative who will be jointly servicing the accounts under the agreement with the retiring representative, and one of the receiving representatives has less than three years of industry experience, or has been with the Firm for less than one year, then that person can jointly service the client accounts of the retiring representative so long as the Firm arranges for a more senior person to mentor that person for at least one year.

- The receiving representative must not be subject to a statutory disqualification resulting from any action of, or proceeding brought by, the SEC or any SRO for which the sanction is currently in effect (or was in effect during any part of the three years prior to the Retirement Date).

For the foregoing reasons, we respectfully request that the staff will not recommend enforcement action under SEA Section 15(a) against a retiring representative of a registered broker dealer based on the use of procedures as described above.

Thank you for your help in this matter. Please do not hesitate to call me at (212) 313-1268 if you have any questions.

Respectfully submitted,

Amal Aly

cc: Ira Hammerman
Marc Menchel

END